UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)


                                    Firecom, Inc.
                     -------------------------------------------
                                   (Name of Issuer)

                             Common Stock, $.01 Par Value
                     -------------------------------------------
                            (Title of Class of Securities)

                                     318157 10 4
                     -------------------------------------------
                                    (CUSIP NUMBER)

                                     Paul Mendez
                                  c/o Firecom, Inc.
                                  39-27 59th Street
                               Woodside, New York 11377
                                    (718) 899-6100
                     -------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  September 26, 1997
                     -------------------------------------------
               (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                     SCHEDULE 13D

           CUSIP NO. 318157 10 4                PAGE  2  OF  5  PAGES
                     -----------                     ---    ---
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             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  Carol Mendez
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             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                      (b) [ ]
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             3    SEC USE ONLY

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             4    SOURCE OF FUNDS*

                       Not applicable.
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             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

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             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.
           ------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    0
              SHARES      ---------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    1,164,250 shares
             OWNED BY     ---------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    1,164,250 shares
            REPORTING     --------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
           PERSON WITH
                                    0
           ------------------------------------------------------------------
             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,164,250 shares
           ------------------------------------------------------------------
             12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [ ]
           ------------------------------------------------------------------
             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       19.7%
           ------------------------------------------------------------------
             14   TYPE OF REPORTING PERSON*

                       IN
           ------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          Pursuant to Rule 13d-2(a) of the General Rule and Regulations promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 1 amends the
          Schedule 13D (the "Statement") of Carol Mendez filed with the Commission on November 4, 1996 with respect to the common stock, par value $.01 per share (the "Common Stock"), of Firecom, Inc., a New York corporation (the "Company"). Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement. Except as otherwise expressly indicated below, the information provided in the Statement remains in effect.


          ITEM 4.   PURPOSE OF THE TRANSACTION
                    --------------------------

                    (a) On September 26, 1997, Firecom Holdings L.P., a Delaware limited partnership ("Holdings"), of which Ms. Mendez is a member, was liquidated and its assets (including 1,526,850 shares of the Common Stock) were distributed to its partners (the "Distribution"). Ms. Mendez had an interest of approximately 40% in the partnership and received 649,450 shares of the Common Stock in the Distribution.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
                    ------------------------------------

                    (a) As of September 30, 1997, Carol Mendez was the beneficial owner of 1,164,250 shares of the Common Stock. The 1,164,250 shares of the Common Stock represented approximately 19.7% of the 5,908,194 outstanding shares of the Common Stock as of September 30, 1997, as reported in the preliminary proxy statement on Schedule 14A filed by the Company for the 1997 Annual Meeting of the Shareholders.

                    (b) Carol Mendez possesses the sole power to dispose of 1,164,250 shares of the Common Stock, but her power to direct the vote of such 1,164,250 shares of the Common Stock is subject to certain limitations provided in the 1997 Voting Agreement, as described below in Item 6. (See Item 6.)

                    (c)  None.

                    (d)  None.

                    (e)  Not applicable.


          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    ------------------------------------------
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
                    ------------------------------------------------------

                    On June 11, 1997, Ms. Mendez and her husband, Paul Mendez (collectively the "Mendez Group"), Naomi Barotz, Nathan Barotz, Celia Barotz and Lam Investment Co. (collectively, the

          "Barotz Group") and Orhan Sadik-Khan, Dr. Ildar Idris, Karim Sadik-Khan, Janette Sadik-Khan, Karen Sadik-Khan, Jan Sadik-Khan, Kadria Sadik-Khan and the Sadik-Khan Family Trust (collectively, the "Sadik-Khan Group") entered into a voting agreement (the "1997 Voting Agreement"). The 1997 Voting Agreement provides, among other things, that the parties to the 1997 Voting Agreement will vote all shares of the Common Stock which may be held by them from time to time (i) for the election of Paul Mendez, Orhan Sadik-Khan and Peter Barotz and three (3) other directors designated by Paul Mendez to the Board of Directors of the Company and (ii) for an amendment to the Certificate of Incorporation of the Company to authorize the reclassification of the Common Stock into two classes, one with limited rights of transfer, superior voting rights and free convertibility into the second class, and a split of each share of the Common Stock into one share of each new class and to increase the number of authorized shares to effect this recapitalization. The 1997 Voting Agreement has a term of ten (10) years.

                    A copy of the 1997 Voting Agreement is incorporated herein as Exhibit B. The description of the 1997 Voting Agreement provided herein is qualified in its entirety by reference to the Exhibit B.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
                    --------------------------------

                    Exhibit B: Agreement, dated as of June 11, 1997, among the Mendez Group, the Barotz Group and the Sadik-Khan Group.

          SIGNATURES
          ----------

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him or her, as the case may be, is true, complete and correct.


          Dated:  October 7, 1997


                                              /s/ Carol Mendez
                                             ------------------------------
                                             Carol Mendez

                             EXHIBIT INDEX


          Exhibit          Description
          -------          -----------

         Exhibit B         Agreement, dated as of June 11, 1997, among
                           the Mendez Group, the Barotz Group and the Sadik-Khan Group.